SECURIT 13014502 IISSION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
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SEC File Number
8 - 48500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/12 and ending 06/30/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Heim, Young & Associates, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1256 E Kingsley Street
(No. and Street)

Springfield	MO	65804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Dean Young (417)882-7283
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OD 9/20/13

OATH OR AFFIRMATION

I, **Dean Young**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Heim, Young & Associates, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

DONDREA REED
Notary Public - Notary Seal
State of Missouri
Commissioned for Greene County
My Commission Expires: January 29, 2017
Commission Number: 13441467

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIM, YOUNG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

HEIM, YOUNG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Heim, Young & Associates, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Heim, Young & Associates, Inc. (the Company) as of June 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Heim, Young & Associates, Inc. as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

Oak Brook, Illinois
August 21, 2013

HEIM, YOUNG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

Cash and cash equivalents	$ 268,264
Receivable from broker/dealers	215,145
Concessions and fees receivable	297,842
Securities owned, at fair value	10,032
Due from related parties	83,200
Other assets	1,611
TOTAL ASSETS	$ 876,094

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 75,885
Commissions payable	13,288
Total Liabilities	$ 89,173
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized, voting 30,000 shares, non-voting 30,000 shares; issued and outstanding, voting 1,000 shares, non-voting 0 shares	$ 1,000
Additional paid-in capital	436,568
Retained earnings	349,353
Total Shareholders' Equity	$ 786,921
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 876,094

The accompanying notes are an integral part of this financial statement.

HEIM, YOUNG & ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Heim, Young & Associates, Inc. (the "Company") was incorporated in the state of Missouri on July 7, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of June 30, 2013**	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 10,032	$ 10,032	$ 0	$ 0

Securities owned consist entirely of equity securities from one issuer. No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - RELATED PARTY INFORMATION

The Company is affiliated, through common ownership and management, with HYA Advisors, Inc. (HYA), a registered investment advisor, HYA Financial Corporation (HYF) and D-Squared Properties, L.L.C. (D-SP).

D-SP owns the office space leased to the Company. The Company has paid certain overhead and operating expenses on behalf of HYA and HYF and have been reimbursed by these entities.

The Company and its shareholders have entered into an agreement which includes HYA, HYF and D-SP as well as all shareholders/members of these entities. Included in this agreement are certain buy/sell provisions, restrictions on sale of shares/ownership interests and other restrictions/requirements of the shareholders/members. Future shareholders/members will also be bound by this agreement. The reader of these financial statements should read this agreement in its entirety, as amended, before undertaking any ownership considerations.

At June 30, 2013, HYA and HYF owe the Company $17,051 and $66,149, respectively

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2013, the Company's net capital and required net capital were $282,887 and $5,945, respectively. The Company's ratio of aggregate indebtedness to net capital was 31%.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over-the counter options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

Since the Company enters into the aforementioned transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in December 2009, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). The original term of the agreement is five years. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer and maintain a minimum net capital of $75,000. In addition, the Company is restricted from entering into another agreement for similar services without prior written consent from the Clearing Broker/dealer. Minimum charges, termination charges and other items are included in the agreement.

NOTE 6 - 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible for the plan after one year of service and having attained age 21. The Company will match employee contributions up to 3% of compensation plus 50% of contributions in excess of 3%, up to a maximum of 5% of employee's compensation. The Company is also permitted to make additional discretionary profit sharing contributions. The plan is on a calendar year end. Company matching and profit sharing contributions to the plan for the year ended June 30, 2013 totaled $134,367. This amount is included in compensation and related benefits on the Statement of Income.

NOTE 7 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

NOTE 8 - COMMITMENTS

Office Lease - Minimum annual rentals under a noncancellable lease for office space (See Note 3), expiring September 30, 2026, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are $128,388 annually. The cumulative total for years ending June 30, 2013 through June 30, 2027 is $1,701,141. Office rent expense for this lease for the year ended June 30, 2013 was $109,846.

The Company has also entered into a marketing agreement with another entity whereby compensation is determined by revenue production by registered representatives of that entity. This entity will also provide office space and related overhead to the Company. Restrictions upon termination of this agreement are included therein.

NOTE 9 - COMMON STOCK

During the year ended June 30, 2013, the Company purchased the one share of nonvoting stock and the share was immediately retired.